EXHIBIT 12

COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES
(In millions, except ratios)
(Unaudited)

For the Three Months Ended March 31, 2013

Earnings:
Income before income taxes	$330.8
Add: Dividends from affiliates	2.4
Fixed charges	83.6

Total earnings	$416.8

Fixed charges:
Interest expense (a)	$49.0
Rent expense interest factor (b)	34.6

Total fixed charges	$83.6

Ratio of earnings to fixed charges	4.99x

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(a)	Interest expense includes interest on third-party indebtedness.

(b)	The rent expense interest factor reflects an appropriate portion (one-third) of rent expense representative of interest.